September 30, 2014

Edward Bartz
U.S. Securities & Exchange Commission

Re: Preliminary Proxy Statement - Contested Election of Directors

Dear Mr. Bartz,

We are responding to comments we received on September 26, 2014, regarding the Preliminary Proxy Statement that Kavilco Incorporated (the "Company") filed on September 18, 2014, regarding a contested election of directors. All references are to comments we received per telephone conversation.

Background information on Kavilco Incorporated

On December 18, 1971, the Alaska Native Claims Settlement Act (ANCSA) was passed by Congress (Public Law 92-203). The settlement effected by ANCSA was intended to compensate Alaska Natives for the extinguishment of title of lands they claimed. At the same time, it was Congress' intent to provide the Native people with means for improving many of the conditions under which they lived. Kavilco is a village corporation that was formed under and subject to the provisions of ANCSA.

Kavilco, one of the smallest village corporations in terms of shareholders, started out with 120 original shareholders. There are two families that make up the majority of the shareholders and Board of Directors. The stock is referred to as Settlement Common Stock.

Settlement Common Stock. Pursuant to the Act, Public Law 100-241 - Feb. 3, 1988, Sec. 5. Subsection (h) of Section 7 (43 U.S.C. 1606(h) as amended to read as follows: Settlement Common Stock may not be sold, pledged, subjected to a lien or judgment execution, assigned in present or future or otherwise alienated, except pursuant to a court decree of separation, divorce or child support. There is no par value assigned to the stock.

SEC Comments and Kavilco Incorporated Response

Proposal 3 Change in Investment Policy

  It was requested that the first sentence under this proposal be reworded to add the word "fundamental" to make the sentence more accurate.
  This change has been made and the sentence now reads "Securities and Exchange regulations require that any changes to the fundamental investment policy be approved by a vote of the shareholders."
  It was requested that we state the current policy and the proposed policy concurrently after the first sentence, for clarity.
  This information will be reflected in the definitive proxy as follows:
    Current Investment Policy - Equity securities will not exceed 50% of assets at the time of purchase.
    Proposed Investment Policy - To remove this restriction.
  It was requested that the "Risks" paragraph be removed in its entirety as it is and unnecessary for this proposal.
  This change has been made and will be reflected in the definitive proxy.
  It was requested that the "Proposed Changes to the Investment Policy" section, which is the Company's full policy, be removed in its entirety as it is confusing and duplicates the current and proposed policy information added above (see number 2.)
  This change has been made and will be reflected in the definitive proxy.

New Proposal

After a review of the Company policies by the SEC; it was stated that our current concentration policy is not in compliance as it is too vague. It was explained that the Company must clarify whether it will or will not invest more than 25% of its assets in a particular industry or group of industries. Therefore, it was requested that another change to the policies be voted on by the shareholders on the upcoming ballot and that "Proposal 4" be added to the definitive proxy and the ballot as follows:

Proposal 4 Change in Concentration Policy

Current Concentration Policy - The Company will have a diversified portfolio; however, it may choose to invest more than 25% of its assets in a particular industry or group of industries.

Proposed Concentration Policy - The Company will have a diversified portfolio; however, it will not invest more than 25% of its assets in a particular industry or group of industries.

Reason for Change - The Investment Company Act of 1940 requires that the Company states whether or not it will invest more than 25% of its assets in a particular industry or group of industries. We have changed the policy to state that the Company "will not" invest more than 25% of its assets in a particular industry or group of industries.

Addition to Ballot:

Proposal 4. Ratification of Change in Concentration Policy.

Please accept this response as complete; if you have any questions, please do not hesitate to contact us.

Sincerely,

KAVILCO INCORPORATED

/s/

Scott Burns
Chief Financial Officer / Chief Compliance Officer